Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On September 24, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

AI is becoming a design tool for advanced nuclear.

Our proprietary Fuel Moderator and Absorber assembly technology uses AI-aided optimization to refine fuel and burnable-poison placement inside the reactor core. The design is intended to improve fuel utilization, support longer core life, simplify safety requirements, and reduce long-lived waste.

The takeaway? Computational optimization can help engineers get more performance from the same fundamental materials and fuel.

Learn more: <Link to website>

NuCube X Post:

AI can help optimize reactor design. Our Fuel Moderator and Absorber assembly technology uses AI-aided core-loading optimization to improve fuel utilization, support longer core life, simplify safety requirements, and reduce long-lived waste.

Learn more: <Link to website>